SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

120 Hawthorne Avenue
Palo Alto, California 94301

September 11, 2017

VIA EMAIL & EDGAR

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Hedosophia Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-220130)

Dear Ms. Martin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-220130) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 13, 2017 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 and that such effectiveness also be confirmed in writing.

Very truly yours,

Social Capital Hedosophia Holdings Corp.

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Ko

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.